UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Calle La Colonia N° 150,
Urb. El Vivero - Santiago de Surco
Telf: 317-6000

Lima, November 25, 2013
GL-417/2013

SUPERINTENDENCIA DE MERCADO DE VALORES - SMV
Present -

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we hereby notify as a Relevant Event, that on November 22, 2013, the Board adopted the following agreements:

1.
Unanimous approval of the Corporate Restructuring Project (the “Project”) prepared by Cementos Pacasmayo’s management, under which Cementos Pacasmayo (CPSAA) will segregate an equity block of assets and liabilities related to the mining activities of  CPSAA’s concession, Acumulacion Tembladera, as detailed in the Project. The equity block will be contributed to Calizas del Norte S.A.C., a wholly owned subsidiary of CPSAA.

The corporate restructuring will be implemented as per the attached Project.

The corporate restructuring will become effective as of January 1, 2014.

2.
Propose to the General Shareholders’ Meeting the modification of Article 51 of the Company’s By-laws, for which the proposed text is as follows:

“ARTICLE FIFTY ONE.- The Company will bear all reasonable expenses incurred by the Board Members and the Chief Executive Officer (CEO) of the Company and any damages incurred by any such persons in connection with any action, suit or proceeding to which they are party, by reason of their being or having served as Board Members or CEO, except any such action, suit or proceeding determined in a final and unappealable judgment or arbitral ruling, that were caused by acts contrary to law or the provisions of these by-laws, or by any willful misconduct, abuse of authority or gross negligence; in which case, the involved Board Member or CEO, as applicable, shall repay to the Company all costs borne by the Company in connection therewith.”

3.
Call for a Shareholders’ Meeting on December 20, 2013 at 10.00am, on first call, and on December 27, 2013 at 10.00am, on second call, at Calle La Colonia 150, Urb. El Vivero, Santiago de Surco, to discuss the following agenda:

-
Approval of the Corporate Restructuring Project, as a result of which Cementos Pacasmayo S.A.A.: (i) will segregate an equity block to be contributed to Calizas del Norte S.A.C., and (ii) will delegate authorities to formalize the agreements.

-	Modification of Article 51 of the Company’s by-laws.
-	Designate proxies.

Sincerely yours,

p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo
Stock Market Representative

Attached is an English translation of the Corporate Restructuring filed with the Superintendencia del Mercado de Valores – SMV on November 25, 2013.

CORPORATE RESTRUCTURING

Following, we submit for consideration the Corporate Restructuring Project to be carried out pursuant to article 391 of Law N° 26887, Corporations Law, in which the following companies will participate:

●	CEMENTOS PACASMAYO S.A.A. ("CPSAA")
●	CALIZAS DEL NORTE S.A.C. (“CALIZAS”)

1.	Name, legal address, capital, corporate purpose, and incorporation data of the participating companies

CEMENTOS PACASMAYO S.A.A.

(a) Legal address: Calle La Colonia N° 150, Urbanización El Vivero, Santiago de Surco District, Lima Province and Department.

(b)  Subscribed and paid capital: S/,531,461,479.00 (five hundred and thirty one million four hundred and sixty one thousand four hundred and seventy-nine with 00/100 Nuevos Soles), represented by 531,461,479 (five hundred and thirty one million four hundred and sixty one thousand four hundred and seventy-nine) common stock of S/.1.00 (one with 00/100 Nuevos Soles) each one.

(c)  Corporate Purpose:   CPSAA´s purpose is the preparation and manufacture of cement, quicklime, aggregates, blocks, and bricks of cement, ready-mix concrete, and other construction materials, its derivatives and related, including its marketing and sale, in the Republic of Peru and abroad, to carry out mining activities as well as activities related to transportation services of goods in general, and of hazardous materials and waste.

(d) Incorporation data: CPSAA was incorporated by Public Deed dated December 10, 1998, granted before the Notary Public of Lima, Dr. Gustavo Correa Miller.

(e) Registry data: Registered under Certificate N° 11076338 of the Company Registry of Lima.

CALIZAS DEL NORTE S.A.C.

(a) Legal address: Calle La Colonia N° 150, Urbanización El Vivero, Santiago de Surco District, Lima Province and Department.

(b) Subscribed and paid capital: S/.5,000,000.00 (five million with 00/100 Nuevos Soles), represented by 5,000,000 (five million) common stock of S/.1.00 (one with 00/100 Nuevos Soles) each one.

(c) Corporate Purpose: The Company´s purpose is mining activity, as well as activities related to transportation services of goods in general, and of hazardous materials and waste.

(d) Incorporation data: The Company was incorporated by Public Deed dated November 22, 2013, granted before the Notary Public of Lima, Dr. Gustavo Correa Miller.

2. Form of reorganization and function of each participating company

The proposed reorganization will be carried out under the form of a corporate restructuring ("reorganización simple") pursuant to article 391 of the Corporations Law. Under the corporate reorganization CPSAA will segregate an equity block of assets and liabilities, detailed in Annex 1, in order to contribute it to CALIZAS (the "EQUITY BLOCK").

In exchange for the contribution, CALIZAS will increase its capital and issue stock for CPSAA in accordance with the terms established in section 6 of this project.

3. Explanation of the corporate restructuring project, its main legal and economic aspects and criteria used for valuation

(a)  The corporate restructuring is carried out with the purpose of: (i) separating in CALIZAS the assets and liabilities that form the EQUITY BLOCK related to the mining activities of the Tembladera quarry, in order to separate from the cement business the mining activities of the quarry, so that these may have a more organized and independent business structure, generating in this way a greater efficiency and a better allocation of expenditures and results;  and, (ii) to achieve as a consequence a greater value for the shareholders of the participating companies.

(b)  Assets that form the EQUITY BLOCK will not be subject to revaluation, which means that they will have for CALIZAS the same accounting cost basis that it had under CPSAA pursuant to section 3 of the article 104 of the Income Tax Law Ordered Text, approved by Supreme Decree N°179-2004-EF.

(c) Furthermore, pursuant to section c) of article 2 of the Sales Tax Law Ordered Text, approved by Supreme Decree N° 055-99-EF, the transfer of goods that is carried out as a consequence of the proposed corporate restructuring will not be subject to Sales Tax.

(d)  The agreement for the corporate restructuring should be adopted by the Shareholders Meeting of CPSAA and CALIZAS with the requirements of quorum and voting established for the matters aforementioned in the Corporations Law.

(e)  As provided in article 27 of the Corporations Law the valuation report prepared by CPSAA shall be inserted in the public deed of the corporate restructuring, report that is part of this project as Annex 1.

4. Detail of the assets and liabilities that form the EQUITY BLOCK

The detail of the assets and liabilities that form the EQUITY BLOCK is included as Annex 1 of this corporate restructuring project.

5. Capital of the recipient company

As a consequence of the corporate restructuring and the value of the EQUITY BLOCK, CALIZAS will increase its capital in the sum of S/.50,008,000.00 (Fifty million eight thousand with 00/100 Nuevos Soles), that is, from S/.5,000,000.00 (five million with 00/100 Nuevos Soles) to S/.55,008,000.00 (Fifty-five million eight thousand with 00/100 Nuevos Soles). Consequently, CALIZAS will issue 50,008,000 (Fifty million eight thousand) common stock of a par value of S/.1.00 (one with 00/100 Nuevos Soles) each one, which will be subscribed and paid for by CPSAA in accordance with the distribution criteria set in section 6 of this project.

6. Distribution criteria of the stock

CPSAA will subscribe the stock in accordance with the value of the EQUITY BLOCK that will be contributed to CALIZAS, as set in Annex 1.  Thus, if the corporate restructuring is approved and once it is executed, the shareholders of CALIZAS will be the following:

Shareholders	Stock	Par Value	Participation
Cementos Pacasmayo S. A. A.	55,007,999	S/.1.00	99.99%
Cementos Selva S. A.	1	S/.1.00	0.01%
Total	55,008,000		100.00%

7. Additional compensations
Additional compensations will not be granted.

8. Procedure for the issue and delivery of stock
Once the corporate restructuring agreement is registered in the Public Records of Lima, the date of the delivery of stock in favor of CPSAA will be informed.

The specific procedure to carry out the issue and delivery of stock in CALIZAS will be the one established in the Corporations Law.

9. Expected date of effectiveness of the corporate restructuring
The date of effectiveness of the corporate restructuring will be January 1, 2014.

10. Rights of the titles issued by the recipient company other than stock
Titles or values other than stock representative of the capital will not be issued.

11. Economic or accounting reports
Economic or accounting reports from third parties have not been used.   The only economic-financial information that serves as support for the adoption of the corporate restructuring agreement is the one included in this corporate restructuring project.

12. Conditions to which the corporate restructuring remains subject
The corporate restructuring will be subject to the approval of the corporate restructuring project by the Shareholders Meeting of CPSAA and CALIZAS.

13. Other relevant information
(a)  The corporate restructuring does not imply a modification of CPSAA´s capital, since there is no reduction of the assets of the company, but a redistribution of the elements that form its assets and liabilities. The capital and the investment shares of CPSAA will continue to be the same after the corporate restructuring.
(b)  CPSAA´s stock will continue to trade normally in the Lima Stock Exchange.
(c)  The Shareholders Meeting of CALIZAS shall delegate in its Chief Executive Officer or other person the acceptance and reception of the EQUITY BLOCK.
(d)  The Shareholders Meeting of the participating companies shall delegate in the Board of Directors, in the management or some other person the necessary powers for the approval of any differences that may appear in the balance sheet of the EQUITY BLOCK between the financial statements as of September 30, 2013 and the financial statements as of the date of effectiveness of the corporate restructuring, and as a result the definitive amount of the EQUITY BLOCK.

14.  Economic relation among the participating companies
CPSAA is shareholder of CALIZAS with a participation of 99.99%.

Appendix 1
Equity block and Valuation Report

The present document is prepared by Mr. Alfredo Orlando Tong Lam, in its capacity as General Accountant of Cements Pacasmayo S.A.A. to:  (i) establish the detail of assets and liabilities that form the equity block that Cements Pacasmayo S.A.A. will segregate, the same that will consist of all assets and liabilities related to the mining concession of its Tembladera quarry (the "Mining Concession") that exist as of the date of effectiveness of the corporate restructuring (the "Equity block"), and (ii) to place on record the criteria used for the valuation of all assets and liabilities that this document refers to, as well as to determine the value allotted to each of them, which in all cases corresponds to their value in the accounting books of Cements Pacasmayo S.A.A. as of September 30,  2013.

Accordingly, this document is the Valuation Report prepared pursuant to, and for the purposes of Articles 27, 76 and 84 of the Corporations Law, in accordance with Article 391 of the same Law.
The Equity block amounts to the sum of S/.50,008,000.00 (Fifty million eight thousand with 00/100 Nuevos Soles), and is composed by the following assets and liabilities, whose composition will change in time until the date of effectiveness of the corporate restructuring:

Assets	S/.	Liabilities	S/.

Inventories	14,939,000.00	Commercial and various accounts payable	434,000.00
Intangibles, properties, plant and equipment	37,535,000.00	Deferred income tax liabilities	2,032,000.00
		Equity block	50,008,000.00
Total	52,474,000.00	Total	52,474,000.00

The Mining Concession and properties that form part of the Equity block are the following:

	Mining Concession / Properties	S/.
●	Mining Concession "ACUMULACIÓN TEMBLADERA", with Code 010001801L, with an area of 3,390.9699 hectares; located in the department of Cajamarca, province of Contumazá, district of Yonán; approved by Resolución Jefatural N° 01989-2002-INACC/J, registered under Certificate N° 11021102 of the Trujillo Minig Registry.	0.00
●	Property "Residence", Lot 1, Block 79, with an area of 1,155.00 hectares; located in the department of Cajamarca, province of Contumazá, district of Yonán Tembladera, registered in under Certificate N° 02089429 of the Properties Registry of Cajamarca – Registry Area N° III.	231,000.00
●	Property with an area of 444 hectares, located in the district of Yonán Tembladera, province of Contumazá, department of Cajamarca, registered under Certificate N° 11011932 of the Properties Registry of Cajamarca – Registry Area N° III.	1,199,244.00

The value of the Mining Concession in the accounting books is zero Nuevos Soles (S/. 0.00).

November 21, 2013

Alfredo Orlando Tong Lam
General Accountant of Cements Pacasmayo S.A.A.
C.P.C.  : 23638
D.N.I. :  09933044
Legal Address:  Calle La Colonia 150, Urbanizacion El Vivero, Santiago de Surco district, province and department of Lima.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated:  December 3, 2013